Lisa Nosal To Call Writer Directly: +1 617 385 7602 lisa.nosal@kirkland.com	200 Clarendon Street Boston, MA 02116 United States +1 617 385 7500 www.kirkland.com	Facsimile: +1 617 385 7501

August 11, 2023

By EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:	Lisa N. Larkin
John Kernan
John Lee
Christian T. Sandoe

Re:	Polen Credit Opportunities Fund Registration Statement on Form N-2 (File Nos. 333-271087; 811-23860)

Dear Ladies and Gentlemen:

On behalf of Polen Credit Opportunities Fund, a Delaware statutory trust (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided to the undersigned by the Staff by telephone on August 8, 2023. These comments related to the Fund's EDGAR correspondence, filed on July 18, 2023 (the "Third Response Letter"), in which the Fund responded to the comments of the Staff to the Fund's EDGAR correspondence, filed on June 30, 2023. We intend to file Pre-Effective Amendment No. 1 (the "Amendment") to the Fund's Registration Statement on Form N-2 (the "Registration Statement") on EDGAR on or about Monday, August 14, 2023 to respond to the Staff's comments and make certain other changes.

For your convenience, a transcription of the Staff's comments is included in this letter, with each comment followed by the Fund's response. Please note that we have not independently verified information provided by the Fund. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

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United States Securities and Exchange Commission
August 11, 2023

PROSPECTUS

PAGE 42 – FUND PERFORMANCE

1.            Please revise the disclosures in the "Fund Performance" section, as we do not believe the fact pattern is consistent with MassMutual relief because the Predecessor Fund is not transferring substantially all of its assets to the Fund.

Response:

The Fund has revised the "Fund Performance" section in the Amendment to remove the use of Predecessor Fund performance as the performance history of the Fund. In a future amendment to the Registration Statement prior to effectiveness thereof, the Fund intends to replace the "Fund Performance" section with a section of the Prospectus entitled "Prior Performance of Related Accounts" and containing composite performance of related accounts (the "Composite") managed by Polen Capital Credit, LLC (the "Adviser"), in accordance with the no-action relief set forth in Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. avail. Aug. 6, 1996) ("Nicholas-Applegate I"). A draft of the proposed disclosure is attached hereto as Exhibit A.

The Fund believes that presentation of related accounts performance complies with the requirements of Nicholas-Applegate I. In a subsequent no-action letter, the Staff noted that Nicholas-Applegate I confirmed that neither Section 34(b) of the Investment Company Act of 1940, as amended (the "1940 Act"), nor Section 206 of the Investment Advisers Act of 1940, as amended (the "Advisers Act"), prohibits a fund from including in its prospectus performance information regarding private accounts managed by the fund's adviser that had substantially similar investment objectives, policies and strategies, provided that the information was not presented in a misleading manner and did not obscure or impede understanding of information that is required to be included in the fund's prospectus (including the fund's own performance). Nicholas-Applegate Mutual Funds, SEC No-Action Letter (pub. avail Feb. 7, 1997) ("Nicholas-Applegate II"). In a series of subsequent letters, the Staff extended its position to permit the inclusion of related account performance in Rule 482 advertisements and supplemental sales literature. See Nicholas-Applegate II; GE Funds, SEC No-Action Letter (pub. avail. Feb. 7, 1997); and ITT Hartford Mutual Funds, SEC No-Action Letter (pub. avail. Feb. 7, 1997).

In accordance with Nicholas-Applegate I and the related line of no-action letters set forth above, the Fund respectfully notes the following with respect to the proposed disclosure:

●	The Composite includes all accounts that the Adviser manages that have investment objectives, policies and strategies substantially similar to those of the Fund.

●	The Composite performance is accompanied by disclosure to the effect that the Fund is not among the accounts that comprise the Composite, and accordingly that the Composite performance does not represent the historical performance of the Fund and should not be interpreted as indicative of the future performance of the Fund.

United States Securities and Exchange Commission
August 11, 2023

●	The proposed disclosure specifically discloses that private accounts within the Composite are not subject to certain investment limitations, diversification requirements, and other restrictions imposed by the 1940 Act and the Internal Revenue Code of 1986, as amended (the "Code"), which, if applicable, may have adversely affected the performance result of the Composite.

●	The Composite performance is compared to an appropriate broad-based securities market index administered by an entity that is not affiliated with the Fund or the Adviser.

●	The disclosure explains the nature and purpose of the Composite (namely, to illustrate the performance of the Adviser in managing accounts that have investment objectives, strategies and policies that are substantially similar to those of the Fund), and includes a narrative explanation concerning any facts regarding the prior performance of the Composite and that of the Adviser that should be brought to investors' attention, including any material differences between the accounts that comprise the Composite and the Fund. In particular, the proposed disclosure discloses that there are differences between the fee structures of the related accounts that comprise the Composite and the fee structure of the Fund, and that the performance of the Composite [would have] been lower if it had been subject to the fees and expenses of the Fund.

●	The performance of the Composite is presented net of all fees and expenses, including sales charges, if any.

●	As the Fund is a new fund, the proposed disclosure specifically and prominently discloses that the Fund does not yet have its own performance record, and that the Composite performance information should not be considered a substitute for the Fund's performance.

In addition, the Fund represents that:

●	Once the Fund has established its own performance history, the Composite will be provided in addition to the performance information of the Fund, and will be presented no more prominently than the Fund's performance.

●	The performance of both the Fund and the Composite will be updated no less frequently than annually.

●	The Adviser has represented to the Fund that it has the records necessary to support the calculation of the performance as required by Rule 204-2(a)(16) under the Advisers Act.

* * * * * * *

United States Securities and Exchange Commission
August 11, 2023

If you have any questions, please feel free to contact the undersigned by telephone at 617.385.7602 (or by email at lisa.nosal@kirkland.com) or Nicole M. Runyan by telephone at 212.446.4774 (or by email at nicole.runyan@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Lisa Nosal
Lisa Nosal

cc:	Joshua L. McCarthy, Polen Capital Credit, LLC
Nicole M. Runyan, Kirkland & Ellis LLP

United States Securities and Exchange Commission
August 11, 2023

Exhibit A

PRIOR PERFORMANCE OF RELATED ACCOUNTS

The following sets forth performance information of the Polen Credit Total Return Credit I Composite (the "Composite"), which was created by the Adviser in October 2010. The Composite consists of all accounts that the Adviser manages that that have investment objectives, policies and strategies substantially similar to those of the Fund. Furthermore, the Fund will be managed substantially similarly to the accounts that comprise the Composite. As of June 30, 2023 the Composite consisted of two accounts (the Predecessor Fund and another account managed by the Adviser), with aggregate total assets of approximately $210.3 million.

As of the date of this Prospectus, the Fund does not yet have its own performance record. The Composite performance is provided to illustrate the performance of the Adviser in managing accounts that have investment objectives and policies that are substantially similar to those of the Fund. The Composite performance should not be considered a substitute for the Fund's performance.

The information set forth below illustrates how the performance of the Composite has varied over certain time periods since its inception. The table provides the annual net returns for the specified periods and how they compare to that of the ICE BofA US High Yield Index, the Fund's benchmark, as well as a customized index comprising 50% ICE BofA US High Yield Index and 50% Credit Suisse Leveraged Loan Index. Neither the ICE BofA US High Yield Index nor the Credit Suisse Leveraged Loan Index is actively managed or available for direct investment, and neither index reflects deductions for fees or expenses.  The returns of the Composite are calculated net (after the deduction) of any management fees payable to the Adviser or other expenses for services not covered by the Adviser's management fee. The Fund's management fee and other Fund expenses will similarly reduce your return on an investment in the Fund. Because the fees and expenses of the accounts within the Composite are lower than the estimated fees and expenses of the Fund (prior to reflecting the Fund's expense limitation agreement in place for eighteen months following commencement of operations), using the fees and expenses of the Fund to calculate the net returns of the Composite would have lowered such Composite's returns.

The accounts that comprise the Composite do not include the Fund. The performance of the Composite does not represent the historical performance of the Fund in this Prospectus and should not be interpreted as indicative of future performance of the Fund. There can be no assurance that the Fund will achieve comparable results or that the returns generated by the Fund will equal or exceed those of the Composite or that the Fund will be able to implement its investment strategy or achieve its investment objective. Future investments will be made under different economic conditions and will include different underlying investments. Results may differ from the Composite because of, among other things, differences in brokerage commissions, account expenses, including management fees, the size of positions taken in relation to account size and diversification of securities considerations, timing of purchases and sales, stability and frequency of cash inflows and outflows, and availability of cash for new investments, as well as potential implementation differences related to availability of certain investment opportunities (in particular for the Fund, the unavailability of Rule 144A securities until the Fund qualifies as a "qualified institutional buyer" pursuant to the requirements of Rule 144A promulgated by the SEC under the Securities Act of 1933, as amended). In addition, the accounts that comprise the Composite are not subject to certain investment limitations, diversification or other restrictions that are imposed by the 1940 Act and the Code, which, if applicable, may have further adversely affected the performance results of the Composite.

United States Securities and Exchange Commission
August 11, 2023

The Adviser claims compliance with the Global Investment Performance Standards (GIPS) and has prepared and presented the following information in compliance with GIPS, which differs from the SEC method of calculating performance. The GIPS standards are a set of standardized, industry-wide principles that provide investment firms with guidance on how to calculate and report their investment results. The GIPS total return is calculated by using a methodology that incorporates the time-weighted rate of return concept for all assets, which removes the effects of cash flows. The SEC standardized total return is calculated using a standard formula that uses the average annual total return assuming reinvestment of dividends and distributions and deduction of sales loads or charges. Policies for valuing portfolio investments, calculating performance and preparing GIPS reports are available upon request.

Average Annual Total Returns (for the Periods ended December 31, 2022)	1 year	3 years	5 years	7 years	10 years	Since Inception*
Polen Credit Total Return Credit I Composite	-10.44%	-0.17%	1.67%	5.18%	4.76%	6.22%
ICE BofA US High Yield Index (reflects no deductions for fees or expenses or taxes)[1]	-11.22%	-0.23%	2.12%	4.95%	3.94%	4.89%
50% ICE BofA US High Yield Index / 50% Credit Suisse Leveraged Loan Index (reflects no deductions for fees or expenses or taxes) [1,2]	-6.16%	1.10%	2.71%	4.66%	3.89%	4.56%

Annual Total Returns (for the Periods ended December 31)	2010*	2011	2012	2013	2014	2015	2016
Polen Credit Total Return Credit I Composite	3.31%	10.95%	14.23%	15.28%	-1.16%	-1.91%	17.06%
ICE BofA US High Yield Index (reflects no deductions for fees or expenses or taxes)[1]	0.63%	4.38%	15.58%	7.42%	2.50%	-4.64%	17.49%
50% ICE BofA US High Yield Index / 50% Credit Suisse Leveraged Loan Index (reflects no deductions for fees or expenses or taxes) [1,2]	1.22%	3.14%	12.48%	6.80%	2.29%	-2.51%	13.64%

United States Securities and Exchange Commission
August 11, 2023

Annual Total Returns (for the Periods ended December 31)	2017	2018	2019	2020	2021	2022
Polen Credit Total Return Credit I Composite	12.00%	4.54%	4.44%	2.67%	8.21%	-10.44%
ICE BofA US High Yield Index (reflects no deductions for fees or expenses or taxes)[1]	7.48%	-2.26%	14.41%	6.17%	5.36%	-11.22%
50% ICE BofA US High Yield Index / 50% Credit Suisse Leveraged Loan Index (reflects no deductions for fees or expenses or taxes) [1,2]	5.86%	-0.57%	11.27%	4.48%	5.39%	-6.16%

The year-to-date total return of the Polen Credit Total Return Credit I Composite as of June 30, 2023 was 7.56%.

*	Inception date is October 31, 2010.

[1]	The ICE BofA US High Yield Index, which is maintained by ICE Data Indices, LLC, is market capitalization weighted and comprises U.S. dollar denominated below investment grade corporate debt publicly issued in the U.S. domestic market.

[2]	The Credit Suisse Leveraged Loan Index is constructed to reflect the investible universe of U.S.-dollar denominated leveraged loans.